Exhibit 99(a)
ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES
CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)
(Unaudited)

Twelve Months Ended March 31, 2012
(millions of dollars)
Operating revenues	$6,590
Fuel, purchased power costs and delivery fees	(3,194)
Net gain from commodity hedging and trading activities	1,473
Operating costs	(915)
Depreciation and amortization	(1,467)
Selling, general and administrative expenses	(735)
Franchise and revenue-based taxes	(94)
Other income	84
Other deductions	(555)
Interest income	2
Interest expense and related charges	(4,436)
Loss before income taxes and equity in earnings of unconsolidated subsidiaries	(3,247)
Income tax benefit	1,099
Equity in earnings of unconsolidated subsidiaries (net of tax)	293
Net loss	$(1,855)